

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 7, 2008

via U.S. mail and facsimile

Mr. James Lowe
Chief Financial Officer
SPDR GOLD TRUST
c/o World Gold Trust Services, LLC
444 Madison Avenue, 3rd Floor
New York, New York 10022

> **Re: SPDR GOLD TRUST**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed November 23, 2007**
> **File No. 1-32356**

Dear Mr. Lowe:

We have completed our review of your filing and response letter and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
J. Madison

Via facsimile
Steven J. Glusband
(212) 732-3232